Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF — September	84-2048841
Innovator S&P 500 Power Buffer ETF — September	84-2077071
Innovator S&P 500 Ultra Buffer ETF — September	84-2118053